ALZAMEND NEURO, INC.
3480 Peachtree Road NE

Second Floor, Suite 103
Atlanta, GA 30326

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jessica Dickerson and Joshua Gorsky Division of Corporation Finance

Re:	Alzamend Neuro, Inc. Registration Statement on Form S-1/A (File No. 333-285788)

Ladies and Gentlemen:

Alzamend Neuro, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, April 8, 2025, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to the undersigned at (646) 650-5044 or henry@alzamend.com.

Very truly yours,

ALZAMEND NEURO, INC.

By:	/s/ Henry Nisser
Henry Nisser
Executive Vice President and General Counsel

cc:	Kenneth Schlesinger, Esq. Spencer G. Feldman, Esq.